

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Leanne Fitzgerald
Vice President, Associate General Counsel and Assistant Secretary
Cerence LLC
15 Wayside Road
Burlington, MA 01803

> **Re: Cerence LLC**
> **Form 10-12B**
> **Filed August 21, 2019**
> **CIK No. 0001768267**
> **File No. 001-39030**

Dear Ms. Fitzgerald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2019 letter.

Form 10 filed August 21, 2019

Information Statement Summary
The Spin-Off, page 1

1. You disclose that Cerence is expected to incur indebtedness of approximately $425 million under a senior secured term loan facility, of which approximately $387.9 million of the next proceeds will be transferred to Nuance immediately prior the consummation of the Spin-Off. Please disclose this prospective indebtedness and transfer to Nuance on the Information Statement cover page and in the forepart of your Summary.

Our Company, page 2

2.   You disclose "[w]e estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes backlog of $404.2 million, which consists of $355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced, and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity." Please disclose how you calculated the estimated $895.8 million of future revenue from variable forecasted royalties and hosted activity and explain to us the basis for using estimated variable forecasted royalties and hosted activity as part of adjusted backlog as they are not by nature firm backlog orders. In order to not give undue prominence to this adjusted backlog measure please revise to disclose your firm backlog first and your adjusted backlog measure second. In addition, disclose your view of the reliability of past estimates and forecasts comprising adjusted backlog. See Item 101(c)(1)(viii) of Regulation S-K. Please also revise your disclosure on pages 59 and 75, respectively.

3.   You reference on page 3 and page 59 that "shipments with Cerence hybrid solutions ... grew approximately 46% year over year for the nine months ending June 30, 2019." Please explain how you calculate shipments with Cerence hybrid solutions and provide the absolute shipments for these periods and from your last completed fiscal year.

Unaudited Pro Forma Combined Balance Sheet
As of June 30, 2019
Notes to Unaudited Pro Foma Comined Financial Data
Note (B), page 57

4.   Adjustment (B) to remove from the pro forma statement of operations the material, nonrecurring costs directly related to the separation should be reflected in your pro forma balance sheet on page 54. See Rule 11-02(b)(6) of Regulation S-X and revise accordingly.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance

Leanne Fitzgerald
Cerence LLC
August 29, 2019
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cc: John C. Kennedy, Esq.